Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

May 25, 2005

RE:  Concorde Career Colleges, Inc. Form 10-K for the fiscal year ended December 31, 2004
Filed March 15, 2005
Form 10-Q for the quarter ended March 31, 2005
File No. 000-16992

Dear Mr. Spirgel,

This letter is in reference to your inquiry dated May 16, 2005 concerning Concorde Career Colleges, Inc. (the “Company”). Our responses have been numbered to match the comments in your letter. We have addressed your comments regarding both the Form 10-K and Form 10Q in the same response.

1.
Tell us why you believe that you have only one reportable segment. In this regard, we note that you classify your programs into three general categories. In addition, you have recently created a regional structure to manage your campuses. If you have aggregated more than one operating segment into a single reportable segment, tell us how you determined that you met the requirements in paragraph 17 of SFAS 131 for aggregation, including the requirement that the segments have similar economic characteristics.

    The Company's business is providing career vocational training programs in the allied health field. The Company serves the segment of population seeking to acquire a career-oriented education. The Company only provides programs that lead to a diploma or associate degree. We do not offer bachelor or graduate degrees or provide online degrees. The Company’s operations are aggregated into a single reportable operating segment based upon similar economic and operating characteristics as well as similar markets. The Company’s operations are subject to similar regulatory environments. Management does not evaluate performance by region or by program category (core, clinical and other). The Company does not allocate resources by region or program category. The Company conducts its operations only in the United States.

    Program categories are identified in the public filings as additional information. The Company classifies programs in three general categories; clinical, core and other. Clinical programs (Surgical Technology, Respiratory Therapy, Radiologic Technology, and
    Practical/Vocational Nurse) are generally 12 to 15 months in length. The weekend Vocational Nursing program and Radiological
    Technician are longer, 18 and 24 months respectively. Clinical programs utilize clinical training that occurs in a hospital or medical facility. Core programs (Medical Assistant, Dental Assistant, Massage Therapy, Medical Office Management, and Insurance
    Coding and Billing Specialist) are generally 9 to 12 months in length and utilize an externship immediately prior to graduation.
    Externships occur in medical offices, dental offices, medical and dental clinics, medical facilities, and hospitals. The remaining programs are similar in nature to the core programs but are not currently offered in as many campuses as the core programs. The nature of training for all program categories is similar. The teaching, testing, and completion process is similar for all program categories. The target customer is similar for all program categories. The method used to deliver programs is similar and the regulatory environment is similar for all program categories.

    The Company created a regional structure to improve oversight and corporate management of each of our facilities. The regional structure allowed us to locate education and operations experts closer to the respective schools. This has facilitated travel, reduced travel time and allowed the staff to spend more of their time training and assisting field staff. Management does not evaluate performance by region. Management evaluates performance by individual campus irrespective of its region or program category mix because of their similar economic characteristics. The Company believes that we have only one reportable segment pursuant to FASB Statement No. 131. As such we do not believe it is necessary to restate our Form 10-K or Form 10-Q for segment reporting.

2.
Refer to your auditor’s report where they state that their audit was conducted “in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).” The opinion should state, instead, that the audit was “conducted in accordance with the standards of the PCAOB.” Have your auditors revise their report to comply with PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707.

    The Company and BKD, LLP, our independent accounting firm concur with your comment. BKD, LLP will revise their report to comply with PCAOB Auditing Standard No. 1 and the related SEC Release 34-49707. The Company requests that it not be subject to amending its Form 10-K for fiscal year ended December 31, 2004 only for this revision.

3.
It appears that revenue and cost of revenue associated with your products and services are not segregated in accordance with Rule 5-03 (b) of Regulation S-X. If your revenue from the sale of textbooks and uniforms is greater than 10% of total revenues, revise your income statement to present these amounts separately.

    Revenue from the sale of textbooks and uniforms was 6.8% of total revenues for the 12 months ended December 31, 2004 and 7.6%
    of total revenues for the three months ended March 31, 2005. The Company does not believe any change is required pursuant to
    Rule 5-03 (b) of Regulation S-X.

4.
We note that you establish an account receivable and corresponding deferred revenue liability for each student upon commencement of a program of study. Tell us why you believe it is appropriate to recognize the receivable prior to earning the tuition revenue and the deferred revenue prior to receiving the cash. Tell us how your policy of recording receivables complies with the definition of an asset in Statement of Financial Accounting Concepts 6.

    The Company believes it is appropriate to record the receivable and corresponding deferred revenue liability for each student upon commencement of a program of study because an event has occurred that obligates the student to pay before all services are rendered. That event is the signing of the enrollment agreement, which details the program charges and program description, and the student sitting in class one day. This event gives the Company the right to bill and collect the tuition. Cash is received on the student’s account in the following manner, a nominal registration fee is generally paid at the time of enrollment, 40% of the receivable balance is paid approximately 30 days after the program begins, substantially all of the remaining receivable balance is paid approximately six months after the program begins. The recorded account receivable contains the three essential characteristics of an asset as set forth in Statement of Financial Accounting Concepts 6 because: (a) it embodies a probable future benefit that directly contributes to future net cash inflows, (b) the Company has obtained the benefit of the account receivable and controls others' access to it, and (c) the transaction or other event giving rise to the Company's right to or control of the benefit has already occurred. In accordance with SEC Staff Accounting Bulletin No. 104, revenue is recognized as services are rendered (over the length of the program including any externship) because of the existence of an agreement establishing a fixed price and because collectibility is reasonably assured.

5.
We note your disclosure that “our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, subject to limitations as noted below, were effective.” Please revise to delete the “subject to limitations” qualification and state simply whether or not management concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Alternatively you may state simply, if true, that management concluded that your disclosure controls and procedures were effective. See Section II.F.4. of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at .

    The Company’s Form 10-K for the year ended December 31, 2004 included the following language under Item 9a:
          “The Company conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures; as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), under the supervision of and with the participation of our management, including the Chief
         Executive Officer and Chief Financial Officer. Based on that evaluation, our management, including the Chief Executive
         Officer and Chief Financial Officer, concluded that our disclosure controls and procedures, subject to limitations as noted
         below, were effective at December 31, 2004, and during the period prior to and including the date of this report. There have been no material changes in our internal controls or in other factors that could materially affect internal controls subsequent to December 31, 2004. The Report of Management on Internal Controls can be found under Item 8.”

             “Because of its inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.”

     Securities Act Release No. 33-8238 (June 5, 2003), cited in your comments, includes this guidance:
         “In disclosures required under current Item 307 of Regulations S-K and S-B, Item 15 of Form 20-F and General Instruction
         (6) to Form 40-F, some companies have indicated that disclosure controls and procedures are designed only to provide
         ‘reasonable assurance’” that the controls and procedures will meet their objectives. In reviewing those disclosures, the
         Commission staff generally has not objected to that type of disclosure. The staff has, however, requested companies including that type of disclosure to set forth, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the ‘reasonable assurance’ level.

    We understand that the Commission’s staff regularly objects to attempts to use exculpatory language or limitations to go beyond the ‘reasonable assurance’ limitation described in Securities Act Release No. 33-8238.

    In this case, the “subject to limitations” is, as is evident from a review of the quoted material above, simply a statement of the
    ‘reasonable assurance’ standard; it is not language that is intended to, or that can be fairly read to, limit the scope of the conclusions as to effectiveness of the disclosure controls and procedures (except as is permitted by the guidance regarding
    ‘reasonable assurance’ given in the previously cited release). For that reason, the Company believes that your comment is inapplicable in this particular case.

    However, in response to the comment, the Company will revise its disclosures in future filings, and will re-word the disclosure to state (if then true) that the “conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are … effective at the ‘reasonable assurance’ level”, and, to avoid any confusion, will not include the “subject to limitations” language.

6.
We note your disclosure that “[t]here have been no material changes in our internal controls or in other factors that could materially affect internal controls subsequent to December 31, 2004.” Please revise to clarify, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B, which became effective on August 14, 2003. See also Section II.J. of Securities Act Release No. 33-8238 (June 5, 2003), which is available on our web site at .

    Item 308(c) of Regulation S-K requires registrants to “[d]isclose any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 240.13a-15 or 240.15d-15 of this chapter that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial report.”

    The Company did not have any changes in its internal control over financial reporting that materially affected, or that was reasonably likely to materially affect, the registrant’s internal control over financial reporting. Because there was no change requiring disclosure under Item 308(c) of Regulation S-K, the Company has satisfied its disclosure obligations under the item, and in our view no change to the disclosure is necessary under the rule. The Company simply does not have an affirmative obligation under the rule, as presently written, to make a statement to the effect that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or were reasonably likely to materially affect, the
    Company’s internal control over financial reporting. For that reason, the Company believes that a revision to the filing is unnecessary.

7.
Please revise to remove your exhibits from the body of the periodic report. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the periodic report.

  The Company will file all future reports with exhibits separate from the body of the periodic reports. We request that we not be required to file an amended Form 10-K for fiscal year ended December 31, 2004 or an amended Form 10-Q for the fiscal quarter ended March 31, 2005 for this correction.

8.	Please comply with the comments above as applicable to this quarterly report on Form 10-Q.

  Please see our comments in the responses above for Form 10-Q for the fiscal quarter ended March 31, 2005, filed on May 5, 2005.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions you can contact me at (913) 831-9977. I will be unavailable from May 27th through June 6th. Please contact Jack Brozman, President and CEO in my absence. He may also be reached at (913) 831-9977.

Best regards,

/s/ Paul R. Gardner

Paul R. Gardner
Chief Financial Officer
Concorde Career Colleges, Inc.
5800 Foxridge Drive, Suite 500
Mission, Kansas 66202

cc     Jack L. Brozman, Chief Executive Officer, Concorde Career Colleges, Inc.
          Theodore J. Hempy, BKD LLP
        Thomas J. Lynn, Bryan Cave LLP